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09043028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

SEC Mail Processing Section
DEC 3 0 2009
Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52280 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 Main Street
(No. and Street)

Arkadelphia (City) AR (State) 71923 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ted Huneycutt 870-246-5756
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert G. Schichtl II, P.A.
(Name – *if individual, state last, first, middle name*)

817 Parkway (Address) Conway (City) AR (State) 72034 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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# OATH OR AFFIRMATION

I, Ted Huneycutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Investments, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA BURAS
MY COMMISSION EXPIRES
November 18, 2015
DALLAS COUNTY
NOTARY PUBLIC, STATE OF ARKANSAS

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7T

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Benchmark Investments, Inc.
509 Main St.
Arkadelphia, AR 71923
FINRA
8-52280
September

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( ________ )

________ Date Paid

C. Less prior overpayment applied ( ________ )

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for 30 days at 20% per annum 3.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 153.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 153.00

H. Overpayment carried forward $( ________ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Benchmark Investments, Inc.
(Name of Corporation, Partnership or other organization)

______________________
(Authorized Signature)

______________________
(Title)

Dated the ____ day of ____________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9/30, 20 09
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 253,760 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | 36,221 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 158,727 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 194,948 |
| 2d. SIPC Net Operating Revenues | $ 58,812 |
| 2e. General Assessment @ .0025 | $ 150.00 |

(to page 1 but not less than $150 minimum)

CONTENTS

**ROBERT G. SCHICHTL II, PA**
**CERTIFIED PUBLIC ACCOUNTANTS**
**817 PARKWAY**
**CONWAY, AR 72034**

**PHONE 501-336-8900** **FAX 501-336-8771**

# INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDER
BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

WE HAVE AUDITED THE ACCOMPANYING STATEMENT OF FINANCIAL CONDITION OF BENCHMARK INVESTMENTS, INC. AS OF SEPTEMBER 30, 2009 AND THE RELATED STATEMENTS OF INCOME, CHANGES IN STOCKHOLDER'S EQUITY, AND CASH FLOWS FOR THE YEAR THEN ENDED. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF BENCHMARK INVESTMENTS, INC. AS OF SEPTEMBER 30, 2009 AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEAR THEN ENDED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

OUR AUDIT WAS CONDUCTED FOR THE PURPOSE OF FORMING AN OPINION ON THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE. THE INFORMATION CONTAINED IN SCHEDULES I AND II IS PRESENTED FOR PURPOSES OF ADDITIONAL ANALYSIS AND IS NOT A REQUIRED PART OF THE BASIC FINANCIAL STATEMENTS, BUT IS SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934. SUCH INFORMATION HAS BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDIT OF THE BASIC FINANCIAL STATEMENTS AND, IN OUR OPINION, IS FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE.

Robert G. Schichtl II, PA

CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
DECEMBER 23, 2009

# BENCHMARK INVESTMENTS, INC.
## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2009

### ASSETS

| | |
|---|---|
| **ASSETS** | |
| CASH | $ 7,160 |
| RECEIVABLES - BROKER | 29,197 |
| CASH - CLEARING DEPOSITS | 68,077 |
| FURNITURE AND FIXTURES, AT COST | |
| LESS ACCUMULATED DEPRECIATION OF $13,910 | - |
| OTHER CURRENT ASSETS | 900 |
| TOTAL ASSETS | $ 105,334 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| ACCOUNTS PAYABLE | $ 562 |
| COMMISSIONS PAYABLE | 12,385 |
| TOTAL LIABILITIES | 12,947 |
| **STOCKHOLDER'S EQUITY** | |
| COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING | 1,000 |
| ADDITIONAL PAID - IN CAPITAL | 165,244 |
| RETAINED EARNINGS (DEFICIT) | (73,857) |
| TOTAL STOCKHOLDER'S EQUITY | 92,387 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 105,334 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

# BENCHMARK INVESTMENTS, INC.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---|
| REVENUES | |
| COMMISSION INCOME | $ 211,250 |
| COMMODITY BROKERAGE FEES | 36,221 |
| INTEREST INCOME | 1,809 |
| OTHER INCOME | 4,480 |
| TOTAL REVENUES | 253,760 |
| EXPENSES | |
| ADVERTISING | 2,296 |
| BANK AND FINANCE CHARGES | 1,516 |
| BROKER ERROR EXPENSE | 8,807 |
| CLEARING EXPENSES | 51,794 |
| COMMISSIONS | 122,941 |
| CONSULTING FEES | 4,278 |
| DUES AND SUBSCRIPTIONS | 1,725 |
| INSURANCE | 5,237 |
| MANAGEMENT FEES | 18,601 |
| MISCELLANEOUS BROKERAGE FEES | 17,899 |
| MISCELLANEOUS EXPENSES | 1,176 |
| OFFICE EXPENSE | 1,459 |
| PROFESSIONAL FEES | 5,075 |
| REGULATORY FEES | 7,555 |
| RENT | 1,650 |
| REPAIRS | 873 |
| TAXES | 1,441 |
| TRAVEL | 10,761 |
| UTILITIES | 12,398 |
| OPERATING EXPENSES | 277,482 |
| NET INCOME (LOSS) | $ (23,722) |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS (DEFICIT) |
|---|---|---|---|
| BALANCE - SEPTEMBER 30, 2008 (BEFORE RESTATEMENT) | $ 1,000 | $ 165,244 | $ (51,828) |
| PRIOR PERIOD ADJUSTMENT | - | - | 1,693 |
| BALANCE - SEPTEMBER 30, 2008 (AS RESTATED) | 1,000 | 165,244 | (50,135) |
| NET INCOME (LOSS) | - | - | (23,722) |
| BALANCE - SEPTEMBER 30, 2009 | $ 1,000 | $ 165,244 | $ (73,857) |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| NET INCOME (LOSS) | $ (23,722) |
| CHANGES IN ASSETS AND LIABILITIES | |
| CHANGE IN ACCOUNTS RECEIVABLE | 941 |
| CHANGE IN OTHER ASSETS | 237 |
| CHANGE IN ACCOUNTS PAYABLE | (120) |
| CHANGE IN COMMISSIONS PAYABLE | 9,751 |
| NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | (12,913) |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (12,913) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 88,150 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 75,237 |
| CASH | $ 7,160 |
| CASH - CLEARING DEPOSITS | 68,077 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 75,237 |

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - BENCHMARK INVESTMENTS, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY INTRODUCES ITS CUSTOMERS' BUSINESS ON A FULLY DISCLOSED BASIS TO CLEARING BROKERS WHO CLEAR AND CARRY THE COMPANY'S CUSTOMER ACCOUNTS.

b. CASH AND CASH EQUIVALENTS - FOR THE PURPOSE OF THE STATEMENT OF CASH FLOWS, THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS OF FIVE YEARS.

e. INCOME TAXES - INCOME TAXES ARE PROVIDED FOR THE TAX EFFECTS OF TRANSACTIONS REPORTED IN THE FINANCIAL STATEMENTS AND CONSIST OF TAXES CURRENTLY DUE PLUS DEFERRED TAXES RELATED PRIMARILY TO NET OPERATING LOSSES THAT MAY BE USED TO OFFSET FUTURE TAXABLE INCOME. VALUATION ALLOWANCES ARE ESTABLISHED WHEN NECESSARY TO REDUCE DEFERRED TAX ASSETS TO THE AMOUNT EXPECTED TO BE REALIZED. INTEREST AND PENALTIES ASSOCIATED WITH TAX POSITIONS ARE RECOGNIZED IN THE STATEMENT OF INCOME IF MATERIAL. TAX YEARS 2005 THROUGH 2008 REMAIN OPEN FOR EXAMINATION.

f. ACCOUNTS RECEIVABLE - UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS $68,077 IN CLEARING/SECURITY DEPOSITS WITH ITS CLEARING BROKERS WHICH ARE FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNTS.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

2. INCOME TAXES

FOR THE YEAR ENDED SEPTEMBER 30, 2009, INCOME TAX EXPENSE CONSISTED OF THE FOLLOWING:

| | |
|---|---|
| CURRENT TAXES | $ - |
| DEFERRED TAXES (BENEFIT) | (5,760) |
| CHANGE IN VALUATION ALLOWANCE | 5,760 |
| | $ - |

(CONTINUED)

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

2. INCOME TAXES (CONTINUED)

THE COMPANY'S DEFERRED TAX ASSET AND VALUATION ALLOWANCE AT SEPTEMBER 30, 2009 WERE AS FOLLOWS:

| | |
|---|---|
| DEFERRED TAX ASSET - NONCURRENT | $ 14,734 |
| LESS VALUATION ALLOWANCE | (14,734) |
| | $ - |

THE DEFERRED TAX ASSET WAS RECORDED BASED UPON NET OPERATING LOSS CARRYFORWARDS FOR FEDERAL AND STATE OF $63,619 AND $33,506, RESPECTIVELY. REALIZATION OF THE FUTURE TAX BENEFITS RELATED TO THE DEFERRED TAX ASSET IS DEPENDANT UPON MANY FACTORS, INCLUDING THE COMPANY'S ABILITY TO GENERATE FUTURE TAXABLE INCOME. DUE TO THE UNCERTAINTY OF FUTURE EARNINGS, MANAGEMENT IS UNABLE TO PREDICT WHETHER THE DEFERRED TAX ASSET WILL BE REALIZED AND, ACCORDINGLY, HAS RECORDED A FULL VALUATION ALLOWANCE AGAINST THIS ASSET. THE COMPANY'S FEDERAL NET OPERATING LOSS CARRYFORWARDS EXPIRE FROM 2016 TO 2028, AND ITS STATE NET OPERATING LOSS CARRYFORWARDS EXPIRE FROM 2011 TO 2013.

3. RELATED PARTY TRANSACTIONS

THE OFFICE FROM WHICH THE COMPANY CONDUCTS IS OPERATIONS IS OWNED BY RELATIVES OF THE SHAREHOLDER AND IS SHARED WITH OTHER COMPANIES OWNED BY THE SHAREHOLDER. THE COMPANY AND OTHER ENTITIES RENT THE OFFICE SPACE ON AN ANNUAL BASIS. THE COMPANY PAID $1,650 IN OFFICE RENT DURING THE YEAR ENDED SEPTEMBER 30, 2009.

DURING THE YEAR ENDED SEPTEMBER 30, 2009, THE COMPANY PAID $18,601 TO AN ENTITY OWNED BY THE SHAREHOLDER FOR MANAGEMENT AND CONSULTING SERVICES.

4. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT SEPTEMBER 30, 2009 WAS $70,683 AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .18 TO 1.

5. PRIOR PERIOD ADJUSTMENT

DURING THE AUDIT OF THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, IT WAS DISCOVERED THAT COMMISSION INCOME IN THE AMOUNT OF $16,695 AND COMMISSION EXPENSES IN THE AMOUNT OF $18,388 WERE RECORDED TWICE IN THE YEAR ENDED SEPTEMBER 30, 2008. THE NET EFFECT OF CORRECTING THE OVER-REPORTED COMMISSION INCOME AND EXPENSE WAS TO INCREASE BEGINNING RETAINED EARNINGS BY $1,693. THE EFFECT ON OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2009 WAS TO INCREASE COMMISSION REVENUE BY $16,695 AND INCREASE COMMISSION EXPENSE BY $18,388.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

6. CONCENTRATIONS OF CREDIT RISK

PURSUANT TO A CLEARING AGREEMENT, THE COMPANY INTRODUCES ALL OF ITS SECURITIES TRANSACTIONS TO ITS CLEARING BROKERS ON A FULLY DISCLOSED BASIS. THEREFORE, ALL OF THE CUSTOMERS' MONEY BALANCES AND LONG AND SHORT SECURITY POSITIONS ARE CARRIED ON THE BOOKS OF THE CLEARING BROKERS. UNDER CERTAIN CONDITIONS, AS DEFINED IN THE CLEARING AGREEMENT, THE COMPANY HAS AGREED TO INDEMNIFY THE CLEARING BROKERS FOR LOSSES, IF ANY, WHICH THE CLEARING BROKERS MAY SUSTAIN FROM CARRYING SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY. IN ACCORDANCE WITH INDUSTRY PRACTICE AND REGULATORY REQUIREMENTS, THE COMPANY AND THE CLEARING BROKERS MONITOR COLLATERAL ON THE SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY. THE COMPANY PAID $8,807 TO A CLEARING BROKER TO INDEMNIFY IT FOR LOSSES FOR THE YEAR ENDED SEPTEMBER 30, 2009.

7. RECENT ACCOUNTING PROCUREMENTS

IN JUNE 2006, THE FASB ISSUED INTERPRETATION NO. 48 ("FIN 48") ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES-AN INTERPRETATION OF FASB STATEMENT NO. 109 ("SFAS 109"). THIS INTERPRETATION CLARIFIES THE ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES RECOGNIZED IN A COMPANY'S FINANCIAL STATEMENTS IN ACCORDANCE WITH SFAS 109, ACCOUNTING FOR INCOME TAXES. FIN 48 DETAILS HOW COMPANIES SHOULD RECOGNIZE, MEASURE, PRESENT, AND DISCLOSE UNCERTAIN TAX POSITIONS THAT HAVE BEEN OR ARE EXPECTED TO BE TAKEN. AS SUCH, FINANCIAL STATEMENTS WILL REFLECT EXPECTED FUTURE TAX CONSEQUENCES OF UNCERTAIN TAX POSITIONS PRESUMING THE TAXING AUTHORITIES' FULL KNOWLEDGE OF THE POSITION AND ALL RELEVANT FACTS. FIN 48 WILL NOT HAVE A MATERIAL IMPACT ON THE FINANCIAL STATEMENTS OF THE COMPANY.

8. SUBSEQUENT EVENT

THE COMPANY EVALUATED THE EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS SEPTEMBER 30, 2009 STATEMENT OF FINANCIAL CONDITION DATE AND IN ACCORDANCE WITH SFAS 165 DETERMINED THAT THERE WERE NO SIGNIFICANT EVENTS TO REPORT THROUGH DECEMBER 23, 2009, WHICH IS THE DATE THE COMPANY ISSUED ITS FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2009

NET CAPITAL

| | | |
|---|---|---|
| TOTAL STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION | | $ 92,387 |
| TOTAL CAPITAL | | 92,387 |
| DEDUCT NONALLOWABLE ASSETS * | | 21,704 |
| NET CAPITAL | | 70,683 |
| * NONALLOWABLE ASSETS: | | |
| OTHER ASSETS | $ 900 | |
| COMMODITIES RECEIVABLES | 20,804 | |
| | $ 21,704 | |
| MINIMUM NET CAPITAL REQUIRED (6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS) | | $ 863 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT | | $ 5,000 |
| NET CAPITAL REQUIREMENT | | $ 5,000 |
| EXCESS NET CAPITAL | | $ 65,683 |
| EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% AGGREGATE INDEBTEDNESS) | | $ 69,388 |
| TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION | | $ 12,947 |
| RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.18 |

DIFFERENCES BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER DEALER'S CORRESPONDING UNAUDITED PART IIA OF FORM X-17A-5, FOCUS REPORT, ARE AS FOLLOWS:

| | |
|---|---|
| NET CAPITAL PER FOCUS REPORT | $ 107,564 |
| LESS DIFFERENCES IN: CASH BALANCES | (1,247) |
| COMMISSIONS RECEIVABLE | (2,721) |
| ACCOUNTS PAYABLE AND COMMISSIONS PAYABLE | (11,209) |
| AUDITED COMPUTATION OF NET CAPITAL | $ 92,387 |

SEE INDEPENDENT AUDITORS' REPORT.

BENCHMARK INVESTMENTS, INC.
SCHEDULE II-EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2009

AN EXEMPTION FROM RULE 15c3-3 IS CLAIMED UNDER SECTION (k)(2)(ii). ALL CUSTOMER TRANSACTIONS ARE CLEARED THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS.

SEE INDEPENDENT AUDITORS' REPORT.

**ROBERT G. SCHICHTL II, PA**
**CERTIFIED PUBLIC ACCOUNTANTS**
**817 PARKWAY**
**CONWAY, AR 72034**

**PHONE 501-336-8900** **FAX 501-336-8771**

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

BOARD OF DIRECTORS AND SHAREHOLDER
BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

IN PLANNING AND PERFORMING OUR AUDIT OF THE FINANCIAL STATEMENTS OF BENCHMARK INVESTMENTS, INC., AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2009 IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA, WE CONSIDERED THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING (INTERNAL CONTROL) AS A BASIS FOR DESIGNING OUR AUDITING PROCEDURES FOR THE PURPOSE OF EXPRESSING OUR OPINION ON THE FINANCIAL STATEMENTS, BUT NOT FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL. ACCORDINGLY, WE DO NOT EXPRESS AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL.

ALSO, AS REQUIRED BY RULE 17A-5(G)(1) OF THE SECURITIES AND EXCHANGE COMMISSION (SEC), WE HAVE MADE A STUDY OF THE PRACTICES AND PROCEDURES FOLLOWED BY THE COMPANY INCLUDING CONSIDERATION OF CONTROL ACTIVITIES FOR SAFEGUARDING SECURITIES. THIS STUDY INCLUDED TESTS OF SUCH PRACTICES AND PROCEDURES THAT WE CONSIDERED RELEVANT TO THE OBJECTIVES STATED IN RULE 17A-5(G) IN MAKING THE PERIODIC COMPUTATIONS OF AGGREGATE INDEBTEDNESS (OR AGGREGATE DEBITS) AND NET CAPITAL UNDER RULE 17A-3(A)(11) AND FOR DETERMINING COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF RULE 15C3-3. BECAUSE THE COMPANY DOES NOT CARRY SECURITIES ACCOUNTS FOR CUSTOMERS OR PERFORM CUSTODIAL FUNCTIONS RELATING TO CUSTOMER SECURITIES, WE DID NOT REVIEW THE PRACTICES AND PROCEDURES FOLLOWED BY THE COMPANY IN ANY OF THE FOLLOWING:

1. MAKING QUARTERLY SECURITIES EXAMINATIONS, COUNTS, VERIFICATIONS, AND COMPARISONS AND RECORDATION OF DIFFERENCES REQUIRED BY RULE 17A-13

2. COMPLYING WITH THE REQUIREMENTS FOR PROMPT PAYMENT FOR SECURITIES UNDER SECTION 8 OF FEDERAL RESERVE REGULATION T OF THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

THE MANAGEMENT OF THE COMPANY IS RESPONSIBLE FOR ESTABLISHING AND MAINTAINING INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH. IN FULFILLING THIS RESPONSIBILITY, ESTIMATES AND JUDGMENTS BY MANAGEMENT ARE REQUIRED TO ASSESS THE EXPECTED BENEFITS AND RELATED COSTS OF CONTROLS AND OF THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH AND TO ASSESS WHETHER THOSE PRACTICES AND PROCEDURES CAN BE EXPECTED TO ACHIEVE THE SEC'S ABOVE-MENTIONED OBJECTIVES. TWO OF THE OBJECTIVES OF INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES ARE TO PROVIDE MANAGEMENT WITH REASONABLE BUT NOT ABSOLUTE ASSURANCE THAT ASSETS FOR WHICH THE COMPANY HAS RESPONSIBILITY ARE SAFEGUARDED AGAINST LOSS FROM UNAUTHORIZED USE OR DISPOSITION AND THAT TRANSACTIONS ARE EXECUTED IN ACCORDANCE WITH MANAGEMENT'S AUTHORIZATION AND RECORDED PROPERLY TO PERMIT THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. RULE 17A-5(G) LISTS ADDITIONAL OBJECTIVES OF THE PRACTICES AND PROCEDURES LISTED IN THE PRECEDING PARAGRAPH.

BECAUSE OF INHERENT LIMITATIONS IN INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES REFERRED TO ABOVE, ERROR OR FRAUD MAY OCCUR AND NOT BE DETECTED. ALSO, PROJECTION OF ANY EVALUATION OF THEM TO FUTURE PERIODS IS SUBJECT TO THE RISK THAT THEY MAY BECOME INADEQUATE BECAUSE OF CHANGES IN CONDITIONS OR THAT THE EFFECTIVENESS OF THEIR DESIGN AND OPERATION MAY DETERIORATE.

A CONTROL DEFICIENCY EXISTS WHEN THE DESIGN OR OPERATION OF A CONTROL DOES NOT ALLOW MANAGEMENT OR EMPLOYEES, IN THE NORMAL COURSE OF PERFORMING THEIR ASSIGNED FUNCTIONS, TO PREVENT OR DETECT MISSTATEMENTS ON A TIMELY BASIS. A SIGNIFICANT DEFICIENCY IS A DEFICIENCY, OR A COMBINATION OF DEFICIENCIES, IN INTERNAL CONTROL THAT IS LESS SEVERE THAN A MATERIAL WEAKNESS, YET IMPORTANT ENOUGH TO MERIT ATTENTION BY THOSE CHARGED WITH GOVERNANCE.

A MATERIAL WEAKNESS IS A DEFICIENCY, OR COMBINATION OF DEFICIENCIES, IN INTERNAL CONTROL, SUCH THAT THERE IS A REASONABLE POSSIBILITY THAT A MATERIAL MISSTATEMENT OF THE COMPANY'S FINANCIAL STATEMENTS WILL NOT BE PREVENTED OR DETECTED AND CORRECTED ON A TIMELY BASIS.

OUR CONSIDERATION OF INTERNAL CONTROL WAS FOR THE LIMITED PURPOSE DESCRIBED IN THE FIRST AND SECOND PARAGRAPHS AND WOULD NOT NECESSARILY IDENTIFY ALL DEFICIENCIES IN INTERNAL CONTROL THAT MIGHT BE MATERIAL WEAKNESSES. HOWEVER, WE IDENTIFIED CERTAIN DEFICIENCIES IN INTERNAL CONTROL WE CONSIDER TO BE SIGNIFICANT DEFICIENCIES, AND COMMUNICATED THEM IN WRITING TO MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE ON DECEMBER 23, 2009. WE DID NOT IDENTIFY ANY DEFICIENCIES IN INTERNAL CONTROL AND CONTROL ACTIVITIES FOR SAFEGUARDING SECURITIES THAT WE CONSIDER TO BE MATERIAL WEAKNESSES, AS DEFINED ABOVE.

WE UNDERSTAND THAT PRACTICES AND PROCEDURES THAT ACCOMPLISH THE OBJECTIVES REFERRED TO IN THE SECOND PARAGRAPH OF THIS REPORT ARE CONSIDERED BY THE SEC TO BE ADEQUATE FOR ITS PURPOSES IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS, AND THAT PRACTICES AND PROCEDURES THAT DO NOT ACCOMPLISH SUCH OBJECTIVES IN ALL MATERIAL RESPECTS INDICATE A MATERIAL INADEQUACY FOR SUCH PURPOSES. BASED ON THIS UNDERSTANDING AND ON OUR STUDY, WE BELIEVE THAT THE COMPANY'S PRACTICES AND PROCEDURES, AS DESCRIBED IN THE SECOND PARAGRAPH OF THIS REPORT, WERE ADEQUATE AT SEPTEMBER 30, 2009, TO MEET THE SEC'S OBJECTIVES.

THIS REPORT IS INTENDED SOLELY FOR THE INFORMATION AND USE OF THE BOARD OF DIRECTORS, MANAGEMENT, THE SEC, THE FINANCIAL INDUSTRY REGULATORY AUTHORITY, AND OTHER REGULATORY AGENCIES THAT RELY ON RULE 17A-5(G) UNDER THE SECURITIES EXCHANGE ACT OF 1934 IN THEIR REGULATION OF REGISTERED BROKERS AND DEALERS, AND IS NOT INTENDED TO BE AND SHOULD NOT BE USED BY ANYONE OTHER THAN THESE SPECIFIED PARTIES.

Robert G. Schichtl II, PA

CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
DECEMBER 23, 2009

# BENCHMARK INVESTMENTS, INC.

## FINANCIAL STATEMENTS
## AND
## ADDITIONAL INFORMATION

## SEPTEMBER 30, 2009